Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This operating and financial review and prospects provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the period described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements for the six months ended June 30, 2026, furnished with our Report of Foreign Private Issuer on Form 6-K. In addition, this information should be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 3, 2026 (the “Annual Report”), including the consolidated annual financial statements as of December 31, 2025 and their accompanying notes included therein and “Item 5. Operating and Financial Review and Prospects.”Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “Cellebrite” as used herein refer to Cellebrite DI Ltd., a company organized under the laws of the State of Israel.

Forward-Looking Statements

This operating and financial review and prospects includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information for fiscal year 2026 such as revenue, ARR, adjusted EBITDA and earnings. Such forward-looking statements also include statements related to the performance, strategies, prospects, and other aspects of Cellebrite’s business and are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and challenges and evolving industry standards with respect to software, artificial intelligence, or device access, to adapt to changing market potential within our markets and to successfully launch new solutions and add-ons that meet or exceed customer needs; our material dependence on the acceptance of our solutions by domestic and international law enforcement, public safety, defense and intelligence agencies; real or perceived errors, failures, defects or bugs in our solutions; licensing of technology from third parties, including our dependence on maintaining those licenses or seeking alternative solutions; failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of our markets, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry; the misuse of our solutions by our customers which may achieve suboptimal results or be perceived as incompatible with human rights; our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions; our dependence on our customers to renew their subscriptions and purchase additional subscriptions or services from us; conducting a low volume of our business via e-commerce; the use of artificial intelligence in our digital investigation platform; the availability of financing sources on reasonable terms or at all; our reliance on third-party suppliers for certain components, products or services, including risks relating to the availability of raw materials or components; challenges associated with large transactions, including with respect to longer sales cycles, as well as with developing, offering, implementing, and maintaining new solutions; risk of security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions which are critical to our operations and maintaining the trust and confidence of our customers; risks associated with political, geo-political and reputational factors related to our business or operations, including Cellebrite operations in Israel and/or negative publicity, including with respect to the nature of our solutions; risks associated with our ability to obtain CFIUS approval for the acquisition of Corellium and with our ongoing compliance with national security agreements entered into with the U.S. government; risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open-source-software components we may use risks relating to the regulatory constraints to which we are subject, including Israeli export laws, our compliance with such laws and related export licenses issued from the government of Israel; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, rising global inflation, and exposure to regions subject to political or economic instability, including the State of Israel; uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, or outbreaks of disease, as well as the resulting impact on information technology spending and government budgets, on our business and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 3, 2026, and in other documents filed by Cellebrite with the SEC, which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Key Components of Results of Operations

Revenue

Revenue consists of subscription, other non-recurring, and professional services.

●	Subscription. Subscription revenue include SaaS and on-premise subscription revenue, as well as maintenance and support services associated with on-premise subscriptions and other non-recurring arrangements. Subscription revenue is comprised of subscription services and term-license revenue. Subscription services revenue is the revenue that is recognized over the life of the subscription and term-license revenue is the revenue that is immediately recognized upon the sale of an on-premise subscription license. In connection with our term-based agreements, SaaS subscription agreements, and other non-recurring arrangements, we generate revenue through maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customers’ support.

●	Other non-recurring. Other non-recurring revenue reflects the revenue recognized from sales of other non-recurring related to offerings such as hardware sold mainly in connection with new software license, and usage-based fees. Other non-recurring fees are recognized upfront assuming all revenue recognition criteria are satisfied.

●	Professional Services. Professional Services consists of revenue related to: (i) certified training sessions by Cellebrite Trainings; (ii) our advanced services; (iii) certain implementation services in connection with our software licenses; (iv) on premise contracted customer success and technical support; and (v) specific on-site services contracted by us with customers and delivered by our personnel to support the ongoing operation of our solutions in collaboration with the customer. The revenue of professional services is recognized upon the delivery of our services.

Cost of Revenue

Cost of revenue consists of cost of subscription, cost of other non-recurring, and cost of professional services.

●	Cost of Subscription. Cost of subscription revenue includes all direct cost to deliver and support subscription services, including salaries and related employees’ expenses, allocated overhead such as facilities expenses, third party license fees, fees paid to OEMs, hosting, IT related expenses and amortization of intangible assets. We recognize these costs and expenses upon occurrence.

●	Cost of other non-recurring. Cost of other non-recurring revenue includes all direct costs to deliver other non-recurring revenue, including HW costs, fees paid for third party products, materials, salaries and related employees’ expenses, allocated overhead such as depreciation of equipment and IT related expenses, warehouse, manufacturing and supply chain costs. We recognize these costs and expenses upon occurrence, while HW components are recognized upon delivery.

●	Cost of Professional Services. Cost of professional service revenue includes salaries and related employees’ expenses, subcontractors and all direct costs related to professional services such as services materials, allocated overhead such as depreciation of equipment, facilities and IT related costs. We recognize these costs and expenses upon occurrence.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including our revenue mix, the selling price to our customers, the cost of our manufacturing facility, supply chain, hosting, salaries, other related costs to our employees and subcontractors and overhead. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.

Operating Expenses

Operating expenses consists of research and development, sales and marketing and general and administrative expenses. The most significant components of our operating expenses are personnel costs, which are included in each component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation and, with regards to sales and marketing expenses, sales commissions.

●	Research and development. Research and development expenses primarily consist of the cost of salaries and related costs for employees, subcontractors cost, consultation services and depreciation of equipment. Our costs of research and development also include facility-related expenses, recruitment and training, IT infrastructure, information system licenses, hosting, support and others that contribute to the research and development operations. We focus our research and development efforts on developing new solutions, core technologies and to further enhance the functionality, reliability, performance and flexibility of existing solutions. We believe that our software development teams and our core technologies represent a significant competitive advantage for us and we expect that our research and development expenses will continue to increase, as we invest in research and development headcount to further strengthen and enhance our solutions.

●	Sales and marketing. Sales and marketing expenses primarily consist of the cost of salaries and related costs for employees, marketing activities, travel expenses, and commissions earned by our sales personnel. Our costs of sales and marketing also include facility-related expenses, recruitment and training, information system licenses, hosting, support and others that contribute to the sales and marketing operations. We expect that sales and marketing expenses will continue to increase as we continue to invest in our Go-to-Market activities.

●	General and administrative. General and administrative expenses primarily consist of the cost of salaries and related costs for employees, insurance, consultants and facility-related costs for our corporate management, finance, legal, IT, human resources, administrative personnel, and other corporate expenses. We anticipate moderate growth in our general and administrative expenses as we further expand our business around the world. All of the departments are allocated with general and administrative expenses such as rent and related expenses, recruitment and training, information systems licenses, hosting, support and others.

Financial Income, Net

Financial income, net consists primarily of interest income on our short-term deposits, fees to banks and foreign currency realized and unrealized income and loss related to the impact of transactions denominated in a foreign currency and financial investment activities.

Tax Expense

Tax expense (as well as deferred tax assets and liabilities, and liabilities for unrecognized tax benefits) reflects management’s best assessment of estimated current and future taxes to be paid. We are subject to income taxes in Israel, the United States, and numerous other foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.

Our income tax rate varies from Israel’s statutory income tax rates, mainly due to differing tax rates and regulations in foreign jurisdictions and other differences between expenses and expenses recognized by other tax authorities in relevant jurisdictions. We expect this fluctuation in income tax rates, as well as its potential impact on our results of operations, to continue.

Results of Operations

The following table presents interim consolidated statement of operations data for the periods indicated and as a percentage of total revenues.

	Six months ended June 30,
	2026	2025
	($ in thousands)
Revenue:
Subscription services	$194,234	$157,502
Term-license	43,109	41,288
Other non-recurring	7,580	7,703
Professional services	14,516	14,332
Total Revenue	259,439	220,825
Cost of revenue:
Cost of subscription services	30,219	16,954
Cost of other non-recurring	7,261	6,499
Cost of professional services	10,147	11,714
Total cost of revenue	47,627	35,167
Gross profit	211,812	185,658
Operating expenses:
Research and development, net	71,833	55,888
Sales and marketing	86,975	77,453
General and administrative	36,936	25,632
Total operating expenses	195,744	158,973
Operating income	16,068	26,685
Financial income, net	8,753	13,434
Income before tax	24,821	40,119
Tax expense	7,512	3,243
Net income	$17,309	$36,876

Revenue

	Six months ended June 30,		Change
	2026	2025	Amount	Percent
	($ in thousands)
Subscription services	$194,234	$157,502	$36,732	23%
Term-license	43,109	41,288	1,821	4%
Total subscription	237,343	198,790	38,553	19%
Other non-recurring	7,580	7,703	(123)	(2%)
Professional services	14,516	14,332	184	1%
Total Revenue	$259,439	$220,825	$38,614	17%

Subscription

Subscription revenue is composed of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise subscription license. Subscription revenue increased by $38.6 million, or 19.4% for the six months ended June 30, 2026, compared with the six months ended June 30, 2025, primarily due to an increase related to the continuous adoption of our solutions by existing customers, as well as the contribution from Corellium solutions following the acquisition completed in December 2025.

Other non-recurring

Other non-recurring revenue decreased by $0.1 million, or 1.6% for the six months ended June 30, 2026, compared with the six months ended June 30, 2025, primarily due to a decrease in sales from perpetual items.

Professional Services

Professional services revenue increased by $0.2 million, or 1.3% for the six months ended June 30, 2026, compared with the six months ended June 30, 2025, primarily due to an increase in professional services associated with the Corellium business that was acquired in December 2025.

Cost of Revenue

	Six months ended June 30,		Change
	2026	2025	Amount	Percent
	($ in thousands)
Cost of subscription services	$30,219	$16,954	$13,265	78%
Cost of other non-recurring	7,261	6,499	762	12%
Cost of professional services	10,147	11,714	(1,567)	(13)%
Cost of Revenue	$47,627	$35,167	$12,460	35%

Cost of Subscription

Cost of subscription services increased by $13.3 million, or 78.2% for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This increase is primarily due to hosting expenses, customer support expenses, third party expenses and intangible assets amortization.

Cost of Other non-recurring

Cost of other non-recurring revenue increased by $0.8 million, or 12% for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This increase is primarily due to an increase in production related costs

Cost of Professional Services

Cost of professional services revenue decreased by $1.6 million, or 13.4% for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This decrease is primarily due to lower training expenses from increased efficiency and improved utilization of internal resources.

Gross Profit and Gross Profit Margin

	Six months ended June 30,		Change
	2026	2025	Amount	Percent
	($ in thousands)
Gross Profit:
Subscription services	$164,015	$140,548	$23,467	17%
Term-license	43,109	41,288	1,821	4%
Total subscription	207,124	181,836	25,288	14%
Other non-recurring	319	1,204	(885)	74%
Professional services	4,369	2,618	1,751	67%
Total gross profit	$211,812	$185,658	$26,154	14%

Gross Profit Margins:
Subscription services	84%	89%
Term-license	100%	100%
Total subscription	87%	91%
Other non-recurring	4%	16%
Professional services	30%	18%
Total gross margin	82%	84%

Subscription

Subscription gross profit increased by $25.3 million, or 14%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. Subscription gross profit margin decreased from 91% to 87%, for the six months ended June 30, 2026 compared with the six months ended June 30, 2025, mainly as a result of an increase in hosting, customer support, third party expenses and intangible assets amortization.

Other non-recurring

Other non-recurring gross profit decreased by $(0.9) million, or 74%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. Other non-recurring gross profit margin decreased from 16% to 4%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025, mainly as a result of increase in production related costs.

Professional Services

Professional services gross profit increased by $1.8 million, or 67% for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. Services gross profit margin increased from 18% to 30%, for the six months ended June 30, 2026 compared with the six months ended June 30, 2025, mainly as a result of lower training expenses from increased efficiency and improved utilization of internal resources.

Operating Expenses

	Six months ended June 30,		Change
	2026	2025	Amount	Percent
	($ in thousands)
Operating expenses
Research and development, net	$71,833	$55,888	$15,945	29%
Sales and marketing	86,975	77,453	9,522	12%
General and administrative	36,936	25,632	11,304	44%
Total operating expenses	$195,744	$158,973	$36,771	23%

Research and development, net

Research and development, net expenses increased by $15.9 million, or 29%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. This increase is mainly attributable to increased salary and related costs for employees and subcontractors of $14.3 million and higher hosting services of $0.8 million.

Sales and marketing

Sales and marketing expenses increased by $9.5 million, or 12%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. The increase is mainly attributable to increase of salaries and related costs for employees of $7.7 million and an increase in marketing activities of $2.5 million, primarily related to the C2C Conference held during the first half of 2026, offset by a decrease in professional consultant expenses.

General and administrative

General and administrative expenses increased by $11.3 million, or 44%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. The increase is mainly attributable to increase of salaries and related costs for employees of $9.6 million and an increase in license expenses of $1.7 million.

Finance Income, net

Finance income, net decreased by $4.7 million, or 35%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. The decrease is mainly attributable to a $2.4 million unfavorable change in FX remeasurement and a $1.3 million decrease in interest income from financial institutions due to lower interest rates.

Taxes Expense

Taxes expense increased by $4.3 million, or 132%, for the six months ended June 30, 2026, compared with the six months ended June 30, 2025, primarily due to a decrease in deductible share-based compensation expense, which raised taxable income under local tax rules.

Liquidity and Capital Resources

Our cash, cash equivalents, short-term deposits and marketable securities were $545.7 million as of June 30, 2026, compared with $535.0 million as of December 31, 2025.

We derive our cash primarily from our business operations. Currently, our primary liquidity needs are employee salaries and benefits, product development, and other operating activities to support our organic growth, and our operating cash requirements may increase in the future as we continue to invest in the growth of our company. During the six months ended June 30, 2026 and 2025, our capital expenditures amounted to $6.1 million and $5.9 million, respectively, primarily consisting of expenditures related to property and equipment and capitalized development costs, and we expect that our capital expenditures for the next 12 months will relate to the same needs. We may also enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies.

We believe that our existing cash and cash equivalents, short-term investments and cash flows from operations will be sufficient to fund our organic operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, timing of renewals and subscription renewal rates, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new customer base, the timing of introductions of new software products and enhancements to existing software products, and the continuing market acceptance of our software offerings and our use of cash to pay for acquisitions. We may be required to seek additional equity or debt financing in the future. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

Credit Facilities

We do not have any credit facilities.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented:

	Six months ended June 30,
	2026	2025
	($ in thousands)
Net cash provided by operating activities	$37,474	$53,461
Net cash used in investing activities	$(27,321)	$(85,927)
Net cash provided by financing activities	$7,119	$17,446

Operating Activities

For the six months ended June 30, 2026, cash provided by operating activities was $37.5 million, mainly as a result of higher share-based compensation of $29.6 million, an increase in depreciation and amortization of $15.9 million, offset by a decrease in deferred revenue of $12.9 million.

For the six months ended June 30, 2025, cash provided by operating activities was $53.5 million, mainly as a result of higher share-based compensation of $17.6 million, an increase in deferred revenue of $3.3 million and an increase in trade receivables of $9.2 million, as a result of increased sales to customers.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2026 was $27.3 million, mainly due to the purchase of intangible assets of $15.6 million and the acquisition of SCG Canada Inc. for a net payment of $15.3 million.

Cash used in investing activities for the six months ended June 30, 2025 was $85.9 million, mainly as a result of investment in marketable securities, net of $92.3 million, purchase of property and equipment of $5.9 million, offset by investment and maturities of short-term deposits, net of $12.4 million.

Financing Activities

Cash provided by financing activities in the six months ended June 30, 2026 was $7.1 million, as a result of proceeds from exercise of share options to shares of $4.2 million and proceeds from Employee Share Purchase Plan, net of $2.9 million.

Cash provided by financing activities in the six months ended June 30, 2025 was $17.4 million, as a result of proceeds from exercise of share options to shares of $15.1 million and proceeds from Employee Share Purchase Plan, net of $2.3 million.